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                UNITED STATES                              OMB Approval
                                                  ------------------------------
     SECURITIES AND EXCHANGE COMMISSION           OMB Number: 3235-0058
                                                  Expires:  January 31, 2005
           Washington, D.C. 20549                 Estimated average burden hours
                                                  per response......2.50
                 FORM 12b-25                      ------------------------------
                                                         SEC FILE NUMBER

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         NOTIFICATION OF LATE FILING                      CUSIP NUMBER

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(Check One) |_|Form 10-K |X|Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR
|_| Form N-CSR

     For Period Ended:  December 31, 2002

     |_| Transition Report on Form 10-K

     |_| Transition Report on Form 20-F

     |_| Transition Report on Form 11-K

     |_| Transition Report on Form 10-Q

     |_| Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      ------------------------



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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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     PART I--REGISTRANT INFORMATION

              Korea Thrunet Co., Ltd.
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     Full Name of Registrant


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     Former Name if Applicable

              1337-20, Seocho-2dong, Seocho-ku
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     Address of Principal Executive Office (Street and Number)

           Seoul, Korea 137-751
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     City, State and Zip Code

     PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
        and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

     State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



     See Attachment A hereto.



     (Attach Extra Sheets if Needed)

     PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        Seok Joong Yoon                    (822)                 3488-8024
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     (Name)                         (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment B hereto.



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                             Korea Thrunet Co., Ltd.
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                  (Name of Registrant as Specified in Charter)
     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date   June 30, 2003                   By      /s/ Seok Joong Yoon
           -------------------------            --------------------------------
                                                 Seok Joong Yoon
                                                 Executive Vice President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4 Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).




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



                                  Attachment A



    The annual report of Korea Thrunet Co., Ltd. (the "Company") for the year ended December 31, 2002 on Form 20-F cannot be completed within the prescribed time period because KPMG Samjong Corp., independent certified public accountants, could not complete necessary procedures to reissue their report on our consolidated financial statements as of December 31, 2000 and for the fiscal year ended December 31, 2000, due to the following reasons: (i) the Company is currently in corporate reorganization proceedings, and (ii) the Company disposed of its enterprise network business in October 2002 requiring a restatement of the results of operations of such disposed business as discontinued operations. The Company intends to file its annual report for the year ended December 31, 2002 on Form 20-F as soon as such report is reissued by KPMG Samjong Corp.

                                  Attachment B



     The Company expects a significant change in results of operations from the corresponding period for the last fiscal year, due to the disposal of its enterprise network business in October 2002 and the restatement of the financial statements for 2001 and 2002 to exclude the results of operations of such sold business. Based on the Company's draft consolidated financial statements as of the date of this Form 12b-25, which reflects such restatement, the Company's net loss is expected to increase by 65.8% from Won 263,059.5 million for 2001 to Won 436,102.5 million for 2002.




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